FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

     Report of Foreign Private Issuer
Pursuant to Rule 13a - 16 or 15b - 16 of
The Securities Exchange Act of 1934

For the      October 15, 2002

Indo-Pacific Energy Ltd.
___________________________________________________________________
(Translation of registrant's name into English)

Indo-Pacific House, 284, Karori Rd, Wellington 6033 New Zealand
(Address of Principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F     X      Form 40-F ______

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes     X       No _____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 0-29344.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Indo-Pacific Energy Ltd.

(Registrant)

Date: 15th October 2002	/s/ David Bennett

(Signature)

David Bennett

(Name)

Director

(Title)

This is the form of material change report required under section 85(1) of the Securities Act.

FORM 53-901.F

Securities Act

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

Item 1.	Reporting Issuer

Indo-Pacific Energy Ltd.
284 Karori Rd
Karori
New Zealand

Item 2.	Date of Material Change

On or about October 15, 2002

Item 3.	Press Release

October 15, 2002 Wellington, New Zealand

Item 4.	Summary of Material Change

Indo-Pacific Energy Executes Sale Agreement for New Permit

Wellington, New Zealand – October 15, 2002-- /PRNewswire/--Indo-Pacific Energy Ltd. (OTCBB: INDOF) announces that it has signed an agreement with Australian companies Bligh Oil and Minerals (www.bligh.com.au) and Springfield Oil & Gas Limited, for INDOF’s wholly owned subsidiary PEP38716 Ltd to take over 100% of petroleum exploration permit PEP 38738 in onshore Taranaki, New Zealand. Indo has, in return, granted a net profits interest (NPI) of 25% of the interest assigned by Marabella and Springfield, and committed to a work programme involving the re-entry and production testing of the Cheal oil discovery well and drilling a new exploration well next year.

Item 5.	Full Description of Material Change

Indo-Pacific Energy Executes Sale Agreement for New Permit

Wellington, New Zealand – October 15, 2002-- /PRNewswire/--Indo-Pacific Energy Ltd. (OTCBB: INDOF) announces that it has signed an agreement with Australian companies Bligh Oil and Minerals (www.bligh.com.au) and Springfield Oil & Gas Limited, for INDOF’s wholly owned subsidiary PEP38716 Ltd. to take over 100% of petroleum exploration permit PEP 38738 in onshore Taranaki, New Zealand. Indo has, in return, granted a net profits interest (NPI) of 25% of the interest assigned by Marabella and Springfield, and committed to a work programme involving the re-entry and production testing of the Cheal oil dis covery well and drilling a new exploration well next year.

Bligh’s Chief Executive Officer, Mr Brent Emmett, commented (in part):-

“We are pleased to have Indo Pacific Energy Ltd involved in PEP 38738. Indo- Pacific is a proven low cost operator with specialist skills and knowledge of the Taranaki Basin. This transaction exemplifies Bligh’s willingness to ... cede operatorship in favour of highly qualified partners.”

Permit PEP 38738 is situated adjacent to the prolific Waihapa oil field. Several potential Mt Messenger targets, of type similar to INDOF’s Goldie oil discovery, are recognized within the permit. The Cheal oil field was discovered in 1995, and oil and gas were produced from the Cheal-1 and Cheal-2 wells; but development was not considered viable at that time. INDOF considers that the introduction of cheaper drilling technologies, combined with the ever-improving New Zealand gas market, should now facilitate field development.

In other news, the Kahili-1A well was at a depth of 2293m (7523 feet) along hole at 0600 NZ Summer Time, October 15, and is expected to penetrate the Tikorangi Limestone target shortly. Oil and gas ‘shows’ in the well have been at a generally higher level than in the original Kahili-1 well, from which Kahili-1A is being deviated in a southeasterly direction.

CONTACT: Investor Relations,Indo-Pacific Energy Ltd. tel:1-866-999-4639 Web site: http://www.indopacific.com Email: ir@indopacific.com

Item 6.	Reliance on Section 85(2) of the Act

N/A

Item 7.	Omitted Information

None

Item 8.	Senior Officers

David Bennett, President and Chief Executive Officer

Item 9.	Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.

October 15, 2002	/s/ David Bennett
_______________________________
David Bennett, President/Chief Executive Officer

Place of Declaration: Wellington, New Zealand

Indo-Pacific Energy Executes Sale Agreement for New Permit

Wellington, New Zealand – October 15, 2002-- /PRNewswire/-- Indo-Pacific Energy Ltd. (OTCBB: INDOF) announces that it has signed an agreement with Australian companies Bligh Oil and Minerals (www.bligh.com.au) and Springfield Oil & Gas Limited, for INDOF’s wholly owned subsidiary PEP38716 Ltd to take over 100% of petroleum exploration permit PEP 38738 in onshore Taranaki, New Zealand. Indo has, in return, granted a net profits interest (NPI) of 25% of the interest assigned by Marabella and Springfield, and committed to a work programme involving the re-entry and production testing of the Cheal oil discovery well and drilling a new exploration well next year.

Bligh’s Chief Executive Officer, Mr Brent Emmett, commented (in part):-

“We are pleased to have Indo Pacific Energy Ltd involved in PEP 38738. Indo- Pacific is a proven low cost operator with specialist skills and knowledge of the Taranaki Basin. This transaction exemplifies Bligh’s willingness to ... cede operatorship in favour of highly qualified partners.”

Permit PEP 38738 is situated adjacent to the prolific Waihapa oil field. Several potential Mt Messenger targets, of type similar to INDOF’s Goldie oil discovery, are recognized within the permit. The Cheal oil field was discovered in 1995, and oil and gas were produced from the Cheal-1 and Cheal-2 wells; but development was not considered viable at that time. INDOF considers that the introduction of cheaper drilling technologies, combined with the ever- improving New Zealand gas market, should now facilitate field development.

In other news, the Kahili-1A well was at a depth of 2293m (7523 feet) along hole at 0600 NZ Summer Time, October 15, and is expected to penetrate the Tikorangi Limestone target shortly. Oil and gas ‘shows’ in the well have been at a generally higher level than in the original Kahili-1 well, from which Kahili-1A is being deviated in a southeasterly direction.

CONTACT: Investor Relations, Indo-Pacific Energy Ltd. tel: 1-866-999-4639 Web site: http://www.indopacific.com Email: ir@indopacific.com

This release includes certain statements that may be deemed "forward -looking statements". All statements in this release, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements. Although Indo-Pacific believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include oil and gas prices, exploitation and exploration successes, continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements.